

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 4, 2018

<u>Via E-mail</u>
Daniel Kunz
Chief Executive Officer
Gold Torrent (Canada) Inc.
960 Broadway Avenue, Suite 530
Boise, Idaho 83706

> **Re:** **Gold Torrent (Canada) Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed December 26, 2017**
> **File No. 333-221123**

Dear Mr. Kunz:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2017 letter.

<u>Risks Related to Gold Torrent US's Business, page 23</u>

1.   It appears that you need to revise your net loss attributable to stockholders for the three month period ended September 30, 2017. Please advise.

<u>Description of Properties, page 74</u>

2.   We note your response to comment 3 and your revised disclosure indicating that estimated costs to reach commercial production are $26.85 million which represents an $8 million increase in anticipated costs. Additionally we note your disclosure on pages 70 and 85 indicates initial and working capital of $16.2 million. Finally we note that your technical report states an initial capital cost of $13.6 million. Please reconcile these numbers and revise to clarify if the economic indicators as disclosed in your filing reflect the additional anticipated costs associated with your Lucky Shot project.

3.   Additionally, please revise to provide additional detail related to how the construction of the Lucky Shot project will be funded.

Notes to Interim Consolidated Financial Statements

Six Months Ended September 30, 2017 and 2016

Note 5. Property, Plant and Equipment, page F-25

4.   We note your response to comment 5. Please disclose that your previously issued financial statements have been restated, along with a description of the nature the errors. Also disclose the effect of the correction on each financial statement line item. Refer to ASC 250-10-50-7 through 50-9. Please make corresponding revisions to Gold Torrent, Inc.'s Form 10-Q/A filed December 26, 2017. In addition, file an Item 4.02 Form 8-K to include all of the information required by that Item for Gold Torrent, Inc.

        You may contact Myra Moosariparambil at (202) 551-3796 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 if you have questions regarding comments on the engineering related matters. Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any other questions.

                                        Sincerely,

                                        /s/ Brigitte Lippmann (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel, and
                                        Mining

cc: Andrew J. Bond
        Davis Wright Tremaine LLP